mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

March 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Kim
Stephen Krikorian
Edwin Kim
Joshua Shainess

Re:	SaverOne 2014 Ltd.

Draft Registration Statement on Form F-1

Submitted December 28, 2021

CIK No. 0001894693

Dear Mr. Shainess:

On behalf of SaverOne 2014 Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 24, 2022, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (CIK No. 0001894693) submitted by the Company on February 7, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

March 7, 2022

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Some of our products will be subject to automotive regulations due to the global quality requirements ..., page 18

1.	We note your responses to prior comments 3 and 7 regarding your belief that your products and services would be compliant with U.S. and other laws and only your Generation 3.0 OEM products would require approvals or licensure regulations concerning the automotive industry. Given your solution is a new product that is not currently available in the United States or other markets outside of Israel, please add a risk factor that addresses the regulatory uncertainty of the sale and use of your products under current or future telecommunications and transportation laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Amendment No. 2 to include a risk factor addressing the regulatory uncertainty of the sale and use of our products under current or future telecommunications and transportation laws.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 38

2.	We note your responses to prior comments 5 and 9 regarding your sales, recent trends, installations and orders. You indicate that your Generation 1.0 units are sold on a flat fee basis, with pilot program participants receiving a 25% to 40% discount. For your six months ended June 30, 2021, you generated NIS 201,000 (US$62,000) in revenue. Please clarify how many installations occurred during this period to generate this amount of revenue and how many of these were discounted pilot program units. Further, please clarify that your reference to 1,500 orders on page 51 includes both past installations and future orders and clarify how many of your future orders are discounted pilot program units. We note that on page 51, you refer to 950 future orders as commercial orders. This would appear to imply that all of your future orders are commercial orders, but there are refences to ongoing pilot program participants and units still to be installed throughout your business section. Clarify if the pilot program is ongoing and discounted Generation 1.0 units are still being ordered and sold to the pilot program participants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 2 to clarify how many installations occurred during the year ended December 31, 2021, and how many of these were discounted. The Company respectfully advises the Staff that it has removed its disclosures related to the six months ended June 30, 2021.

Ori Gilboa

SaverOne 2014 Ltd.

March 7, 2022

In addition, the Company has revised its disclosure on pages 2, 39, 48 and 51 of Amendment No. 2 to revise its disclosure about the 1,500 orders of our SaverOne solution to clarify how many systems are pilot orders and

Business, page 47

3.	We note your response to prior comment 6 regarding the required consent of drivers to use your platform by downloading your mobile application. Please clarify whether a driver may still have the ability to use or make calls from an unauthorized phone that does not have the mobile application while driving. If so, please supplement your risk factor disclosure by discussing this potential workaround and how it may affect the perceived or real effectiveness of your solutions. Additionally, provide risk factor disclosure related to the safeguards intended to allow the mobile device to function in times of emergency, and any risk that these safeguards will not work as intended.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 2 to add a risk factor related to the potential workarounds that may inhibit the effectiveness of our SaverOne system, and a risk factor on page 18 of Amendment No. 2 related to the safeguards intended to allow the mobile device to function in times of emergency. In addition, the Company has revised its disclosure on page 50 of Amendment No. 2 to clarify that the SaverOne system’s alarm function is triggered whenever a mobile phone is detected in the driver’s area without the SaverOne mobile application installed.

Notes to the Financial Statements
Note 21 - Subsequent events, page F-48

4.	Your response to prior comment 17 indicates that you have revised your filings to disclose the date when the financial statements were authorized for issue and who gave that authorization. However, the amendment does not state who gave that authorization. Please revise

Response: The Company hereby acknowledges the Staff’s comment. The Company respectfully advises the staff that it will be switching its financial statements to the financial statements for the year ended December 31, 2021, and as such there will no longer be a subsequent events section.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

March 7, 2022

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Ori Gilboa, Chief Executive Officer